January 8, 2024

Filed via EDGAR
Sonia Bednarowski, Sandra Hunter Berkheimer,
David Irving and Robert Telewicz
U.S. Securities and Exchange Commission
Division of Corporation Finance – Office of Crypto Assets
100 F Street, NE
Washington, DC 20549

Subject:	Franklin Templeton Digital Holdings Trust (the “Trust”)
Amendment No. 3 to Registration Statement on Form S-1
(File No. 333-274474)

Dear Ms. Bednarowski, Ms. Berkheimer, Mr. Irving and Mr. Telewicz:

On behalf of the Trust, submitted herewith via the EDGAR system are the responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided via written correspondence dated January 5, 2024 with regard to the Trust’s pre-effective Amendment No. 2 to its Registration Statement on Form S-1 (the “Registration Statement”) with respect to the Franklin Bitcoin ETF series of the Trust (the “Fund”), which was filed with the Commission on December 29, 2023 under the Securities Act of 1933 (the “1933 Act”).  The Staff’s comments are summarized below, followed by the Trust’s responses thereto.  Terms not defined herein have the meaning set forth for that term in the Registration Statement.

Amendment No. 2 to Registration Statement on Form S-1 General

1.	Comment: Please revise to disclose the material terms of each of your agreements with your service providers, including disclosure regarding the term and termination provisions of each.

Response: The Trust has revised the disclosure accordingly and confirms that the material terms of service provider agreements are disclosed in the Registration Statement, including the term and termination provisions of each.

2.
Comment: Refer to comment 2 of our letter dated September 29, 2023. We note that your registration statement includes a number of blanks or bracketed information, including, for example, the amount of the Sponsor Fee. Please revise to include this information in your next amendment. In addition, please refer to comment 1 of our letter dated December 12, 2023 and, to the extent you intend to use a fact sheet, please provide us with a copy for our review. Please also update your Table of Contents.

Response:   The Trust has filled in any remaining outstanding information that was in brackets or blank, including the amount of the Sponsor’s Fee, and has updated the table of contents. With respect to the proposed fact sheet, please see Exhibit A attached hereto. The Trust notes that the proposed fact sheet is not intended to be published on the Fund’s website until after March 31, 2024. Accordingly, the attached is an example of the fact sheet content in draft form which omits certain performance and other information that is not yet available as the Fund has not yet commenced operations.

Key Service Providers - The Sponsor, Trustee, Custodian, Administrator and Marketing Agent, page 7

3.
Comment: Refer to your response to comment 4. We note your disclosure on page 7 of the prospectus that the Fund may incur certain other non-recurring expenses that are not assumed by the Sponsor, including “Bitcoin network fees and similar transaction fees” and your response that “Bitcoin network fees and similar transaction fees incurred in connection with the creation and redemption process will be borne by authorized participants (and not the Fund).” Please revise your disclosure on page 7 of the prospectus so that it is consistent with your response.

Response:  The Trust has revised the disclosure on page 7 and elsewhere in the Registration Statement to make clear that the Fund bears the (1) transaction costs, including any Bitcoin network fees or other similar transaction fees, in connection with any sales of Bitcoin necessary to pay the Sponsor’s fee and (2) Bitcoin network fees and similar transaction fees that qualify as extraordinary or non-routine expenses as described in the Registration Statement.  The Trust has also revised the disclosure on page 7 and elsewhere in the Registration Statement to make clear that Bitcoin network fees and similar transaction fees incurred in connection with the creation and redemption process will be borne by the Authorized Participant (and not the Fund).

Prospectus Summary, page 7

4.
Comment: We note your revised disclosure that “[s]ubject to the Cboe BZX Exchange, Inc. receiving the necessary regulatory approval to permit the Fund to create and redeem Shares in-kind for bitcoin (the “In-Kind Regulatory Approval”), these transaction may also take place in exchange for bitcoin.” We have the following comments:

•
Please revise your cover page and throughout to clarify that the timing of In-Kind Regulatory Approval is unknown and that there is no guarantee that the Exchange will receive In-Kind Regulatory Approval.

• Please revise to clarify throughout how you will inform shareholders if the Exchange receives In-Kind Regulatory Approval and if the Sponsor chooses to allow in-kind creations and redemptions.

•
Please revise throughout to remove any detailed discussion of in-kind creations and redemptions. In this regard, we note that the Fund initially only will support in-cash creations and redemptions and it is not known at this time how In-Kind Regulatory Approval may impact the structure/mechanics of permissible in-kind creations and redemptions.

•
Please confirm your understanding, consistent with the undertaking required by Item 512(a)(1)(iii) of Regulation S-K, that you will file a post-effective amendment to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information.

Response: The disclosure has been revised to remove any references to potential future in-kind creation and redemption transactions, including potential future regulatory approval/relief permitting such in-kind transactions. The Trust confirms that, consistent with the undertaking required by Item 512(a)(1)(iii) of Regulation S-K, it will file a post-effective amendment to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information.

The Fund’s Objective, page 8

5.	Comment: Refer to your response to comment 5. Please revise to disclose whether and to what extent the Fund, Sponsor, Prime Broker, or any other entity is permitted to loan, pledge or re-hypothecate any of the Fund’s assets. In this regard, we note your revised disclosure on page 9 that the “Bitcoin Custodian may not loan, pledge or hypothecate or re-hypothecate Fund assets.”

Response: The disclosure has been revised as requested to clarify that the Fund’s assets may not be loaned, pledged or hypothecated or re-hypothecated by any entity, including the Fund, Sponsor, Prime Broker or Bitcoin Custodian.

Backed by bitcoin held by the Bitcoin Custodian on behalf of the Fund, page 9

6.
Comment: Refer to your response to comment 9. Please revise your disclosure on page 9 to quantify the portion of the Fund’s bitcoin holdings and cash holdings that may be held with the Prime Broker in the Trading Balance or describe the Fund’s policy as to the amount that will be held with the Prime Broker, if any, after the end-of-day sweep process. If the company does not have such a policy, please disclose. In this regard, we note your disclosure on page 39 that “[e]ven though bitcoin is only moved into the Trading Balance in connection with and to the extent of purchases and sales of bitcoin by the Fund and such bitcoin is swept from the Fund’s Trading Balance to the Fund’s Vault Balance daily pursuant to a regular end-of-day sweep process, there are no policies that would limit the amount of bitcoin that can be held temporarily in the Trading Balance maintained by the Prime Broker.”

Response: The above cited disclosure on page 9 has been revised as requested, including to specify that the Fund does not have such a policy, consistent with the disclosure on page 39, as referenced above.

Summary of the Risk Factors, page 9

7.
Comment: Refer to your response to comment 7. Please revise here to briefly address the risk that your timing in reaching the market and your fee structure relative to other bitcoin ETPs could have a detrimental effect on the scale and sustainability of your products.

Response: The disclosure has been revised as requested.

The Offering
Forks, page 16

8.
Comment: We note your disclosure on page 15 regarding the sale of Incidental Rights and IR Virtual Currency by the Fund for the payment of Fund expenses and your disclosure here and throughout regarding the Sponsor’s evaluation of whether to take possession or otherwise establish dominion and control over Incidental Rights or IR Virtual Currency. Please revise this section and throughout the prospectus to clarify, if true, that with respect to any fork, airdrop or similar event, the Sponsor will cause the Fund to irrevocably abandon the Incidental Rights or IR Virtual Currency and in the event the Fund seeks to change this position, an application would need to be filed with the SEC by your listing exchange seeking approval to amend its listing rules. In addition, we note your disclosure on page 15 that the Fund “does not intend to hold assets other than bitcoin and cash.” Please also revise to clarify, if true, that the only crypto asset to be held by the Fund will be bitcoin.

Response: The following disclosure has been added as requested:

Notwithstanding such provisions in the Sponsor Agreement and the Declaration of Trust,

with respect to any airdrop of any non-bitcoin crypto asset, including Incidental Rights and/or IR Virtual Currency, or in the event of a fork where it has been determined, in the discretion of the Sponsor, that the crypto asset received by the Fund is not bitcoin, or any similar event, the Sponsor will cause the Fund to irrevocably abandon such non-bitcoin crypto asset.  For the avoidance of doubt, the only crypto asset to be held by the Fund will be bitcoin; the Fund does not have the ability or intention to hold any other crypto asset, and specific regulatory approval would be required in order to do so.

Business of the Fund
Net Asset Value, page 65

9.
Comment: Refer to your responses to comment 7 in our September 29, 2023 letter and related subsequent comments. We note your revised disclosure that the Fund will only allow cash redemptions, and observe that this change may have an impact on your fair value accounting policy, including principal market determination under ASC Topic 820. Please confirm your understanding that our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your responses and your current fair value accounting policy. Please also confirm your understanding that we may comment further on this matter in future filing reviews once the Fund is operational.

Response: The Trust acknowledges the above comment and so confirms.

10.
Comment: Refer to your response to comment 19. Please revise to disclose whether the Sponsor has any agreements with any third-parties for use of their valuation methods, and disclose whether the Sponsor has a license to use a Secondary Index. If so, please identify the third-parties and the Secondary Index, and describe how the value of bitcoin is calculated by the valuation methods of such third-parties and the Secondary Index.

Response: The disclosure has been revised as requested.

Valuation of Bitcoin: The CF Benchmarks Index, page 67

11.	Comment: Refer to your response to comment 23. Please revise to disclose how the Fund will notify Shareholders of material changes made to the methodology of the CF Benchmarks Index.

Response: The Trust notes that the following disclosure has been included in the Registration Statement under the Section “Valuation of Bitcoin; The CF Benchmark Index”:

Once the Fund has actual knowledge of material changes to the Constituent Platforms used to calculate the Index or the CF Benchmarks Index’s methodology to calculate the Index price, the Fund will notify Shareholders in a prospectus supplement, in its periodic Exchange Act reports and/or on the Fund’s website.

The Trust affirms the accuracy of such disclosure. Accordingly, no further changes have been made in response to this comment.

Fund Expenses, page 72

12.
Comment: Refer to your response to comment 33. Please revise to clarify whether the Fund or the Sponsor pays for the transaction costs related to the sale of bitcoin to cover the Sponsor’s Fee and the fund expenses or liabilities not assumed by the Sponsor.

Response: The disclosure has been revised as requested to clarify that the Fund bears/pays for the transaction costs related to the sale of bitcoin to cover the Sponsor’s Fee and any Fund expenses or liabilities not assumed by the Sponsor.

Description of the Shares and the Trust, page 74

13.
Refer to your response to comment 34. Please revise to disclose how and when you will notify Shareholders that the Sponsor has amended the Declaration of Trust. In addition, we note your disclosure on page 75 that “[t]he federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, or the rules and regulations promulgated thereunder.” Please revise to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In this regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We also note your disclosure on page 101 that “the forum selection provisions do not apply to suits brought to enforce a duty or liability created by the Exchange Act” is inconsistent with the provision in the Agreement and Declaration of Trust. Please revise for consistency. Further, please revise your disclosure on page 76 to describe how the ability to bring a derivative action is restricted.

Response: The disclosure has been revised as requested.

Intraday Indicative Value, page 74

14.	Comment: Refer to your response to comment 20. Please revise to disclose where the Fund intends to publish the IIV.

Response: The disclosure has been revised as follows:

The IIV will be widely disseminated every 15 seconds during the Regular Market Session by one or more major market data vendors, and through the facilities of the consolidated tape association and consolidated quotation system high speed lines. In addition, the IIV will be available through online information services, such as Bloomberg and Reuters.

Creations and Redemptions, page 76

15.
We note your revised disclosure on pages 76 and 77 that “[t]he Fund will conduct its bitcoin purchase and sale transaction by, in its sole discretion, choosing to trade directly with third parties (each, a “Bitcoin Trading Counterparty”), who are not registered broker-dealers pursuant to written agreements between such Bitcoin Trading Counterparties and the Fund, or choosing to trade through the Prime Broker acting in an agency capacity with third parties through its Coinbase Prime service pursuant to the Prime Broker Agreement.” Please revise to identify the Bitcoin Trading Counterparties and describe the material terms of agreements that you have with each.

Response: The disclosure has been revised as requested.

Suspension of Redemption Orders, page 80

16.
Comment: Refer to your response to comment 32. Please expand this subsection or add a separate subsection that describes the suspension of creations. Please revise to disclose how you will notify Shareholders if the Fund has suspended creations and redemptions.

Response: The disclosure has been revised as requested.

The Sponsor
Key Personnel of the Sponsor, page 84

17.	Comment: Refer to your response to comment 27. Please revise your disclosure on page 85 to include the information required by Item 401 of Regulation S-K.

Response: The Trust has revised the disclosure as requested to state the term of service of each executive officer of the Sponsor in response to this comment, as well as relevant business experience during the past five years Accordingly, the Trust believes all applicable disclosure items set forth in Item 401 of Regulation S-K have now been addressed in the Registration Statement.

The Custodians, page 87

18.
Comment: Refer to your response to comment 37. Please revise here to disclose the percentage of private keys held in cold storage, the limit on the amount of bitcoin that may be held in each cold storage wallet, the percentage of the Fund’s bitcoin that is held in the Cold Vault Balance and whether the insurance provider or another third-party will be responsible for verifying the existence of the bitcoin. In addition, please disclose the instructions the Sponsor has provided to the Bitcoin Custodian regarding airdrops or forks.

Response: The disclosure has been revised as follows in response to this comment:

The Bitcoin Custodian will keep custody of all of the Fund’s bitcoin in segregated accounts in the cold (i.e. non-networked) Vault Balance other than the Fund’s bitcoin, which is temporarily maintained in the Trading Balance with the Prime Broker as described below in “The Prime Broker”. Fund assets held in the Vault Balance are held in segregated wallets, and are not commingled with the Bitcoin Custodian’s or its affiliates’ assets, or the assets of the Bitcoin Custodian’s other customers. The Fund has not established a policy designating any specific parameters regarding amount of bitcoin to be held in each cold storage wallet, and there is no limit on such amount.  The Vault Balance is held at Bitcoin blockchain addresses at which only the Fund’s assets are held. The percentage of the Fund’s bitcoin that is held in the Cold Vault Balance will vary as dictated by business needs and there is no set percentage. The Bitcoin Custodian will keep all of the private keys associated with the Fund’s bitcoin in cold storage (i.e., on a non-networked computer or electronic or storage device).

The disclosure has also been revised to address processes for verifying the existence of the Fund’s Bitcoin. The Trust confirms that it has issued a standing instruction regarding airdrops and forks to the Bitcoin Custodian consistent with the Trust’s response to Comment 8 above, and corresponding disclosure has been added to the Registration Statement.

Trade Credit Lender, page 93

19.
Comment: Please revise to disclose material terms of the Post-Trade Financing Agreement to disclose the maximum amount of Trades Credits it permits to be outstanding at any one time, the term of the agreement and the termination provisions of the agreement. In addition, please revise the prospectus summary to identify the Trade Credit Lender. Also, to the extent the execution price of the bitcoin acquired exceeds the cash deposit amount, disclose who bears the responsibility for this difference. Further, for creation and redemption transactions, please revise to clarify whether or not the interest payable on Trade Credits utilized under the Trade Financing Agreement are included in the execution price and therefore the responsibility of the Authorized Participants. If they are the responsibility of the Fund, please revise your risk factor disclosure accordingly to explain the impact such interest payments will have on the net assets of the Fund over time.

Response:  The disclosure has been revised as requested. The Trust notes supplementally that in connection with a creation transaction, to the extent that the execution price of bitcoin acquired exceeds the cash deposit amount, the Authorized Participant (and not the Fund) bears the responsibility for this difference.  In addition, for creation and redemption transactions, the interest payable on Trade Credits utilized under the Trade Financing Agreement are included in the execution price and, therefore, are the responsibility of the Authorized Participant (and not the Fund).  Corresponding disclosure has been added to the Registration Statement.

U.S. Federal Tax Consequences, page 94

20.	Comment: Please revise the disclosure in this section to disclose that it is the opinion of Stradley Ronon Stevens & Young, LLP.

Response: The disclosure has been revised as requested.

Seed Capital Investor, page 99

21.
Comment: Refer to response to comment 42. Please revise to disclose here that the costs incurred in connection with the Seed Creation Units were paid by the purchaser and not by the Fund. In addition, please describe how the proceeds from the sale of the Seed Creation Baskets will be converted to bitcoin.

Response: The Trust confirms that the costs incurred in connection with the Seed Creation Units were paid by the Seed Capital Investor, an affiliate of the Sponsor, and not by the Fund, and corresponding disclosure has been added.  A description regarding how the proceeds from the sale of the Seed Creation Units will be converted to bitcoin has also been added.

Please do not hesitate to contact J. Stephen Feinour, Jr. at (215) 564-8521 if you have any questions or wish to discuss any of the above responses presented above.

Very truly yours,

/s/ Navid J. Tofigh
Navid J. Tofigh
Vice President and Secretary of Franklin Holdings, LLC, Sponsor of the Trust

cc:	Julie Patel, Franklin Templeton
J. Stephen Feinour, Jr., Stradley Ronon Stevens & Young, LLP
Miranda Sturgis, Stradley Ronon Stevens & Young, LLP

Exhibit A

Franklin Bitcoin ETF (EZBC)

FRANKLIN TEMPLETON

Digital Assets | Fact Sheet as of March 31, 2024

Investment Overview

EZBC seeks to reflect generally the performance of the price of bitcoin before payment of the fund's expenses.

- **SIMPLIFIED ACCESS:** Convenient and cost-effective, lowering the barrier of entry into the crypto market.
- **CREDIBILITY:** Offered by Franklin Templeton, a trusted partner to clients for 75 years, custodied by Coinbase, and regulated by the SEC.
- **EMERGING OPPORTUNITY:** Exposure to an emerging asset class still early in its adoption cycle, providing risk-tolerant investors the potential for attractive returns.

Before you invest, for more complete information about the Fund and this offering, you should carefully read the Fund's prospectus. The Fund is not an investment company registered under the Investment Company Act of 1940 (1940 Act), and therefore is not subject to the same regulatory requirements as mutual funds or ETFs registered under the 1940 Act. The Fund is not a commodity pool for purposes of the Commodity Exchange Act (CEA) and accordingly is not subject to the regulatory protections afforded by the CEA.

Growth of $10,000

Inception through March 31, 2025

Market Price Returns, assuming dividends reinvested

$14,130
16K
14K
12K
10K
8K
6K
4K
2K
0K
Chart displays after 1yr.
Data pending
Feb-18
Oct-18
Jun-19
Feb-20
Oct-20
Jun-21
Dec-21

The Growth of $10,000 chart reflects a hypothetical $10,000 investment based on Market Price. Fund expense, including sponsor fee and other expenses were deducted.

Total Returns (%)

	Cumulative			Average Annual					Inception
	3-Mth	6-Mth	YTD	1-Yr	3-Yr	5-Yr	10-Yr	Since Inception	Date
NAV Returns	—	—	X	—	—	—	—	—	1/11/24
Market Price Returns	—	—	X	—	—	—	—	—	1/11/24
Benchmark	—	—	X			—	—	—	—

Data pending

Calendar Year Total Returns (%)

	2023	2022	2021	2020	2019	2018	2017	2016	2015	2014
NAV Returns	—	—	—	—	—	—	—	—	—	—
Market Price Returns	—	—	—			—	—	—	—	—
Benchmark	—	—	—	—	—	—	—	—	—	—

Data pending

Performance data represents past performance, which does not guarantee future results. *Current performance may differ from figures shown. The Fund's investment return and principal value will change with market conditions, and you may have a gain or a loss when you sell your shares. An investor cannot invest directly in an index, and unmanaged index returns do not reflect any fees or expenses. Brokerage commissions and fund expenses will reduce returns. Please call Franklin Templeton at (800) DIAL BEN/(800) 342-5236 or visit franklintempleton.com for the most recent month-end performance.*

Net Asset Value (NAV) returns are based on the NAV of the ETF; Market Price returns are based upon the official closing price of the ETF's shares. Returns are average annualized total returns, except for those periods of less than one year, which are cumulative. Market Price returns are calculated using the closing price as of 1 p.m. Pacific time on each trading day (when NAV is normally determined for most Funds), and do not represent the returns you would receive if you traded shares at other times.

The Fund's only ordinary recurring expense is the Sponsor's annual fee applied to the NAV of the Fund. The Sponsor's annual fee accrues daily and is payable by the Fund monthly in arrears. The Fund's expenses will reduce the NAV of the Fund.

Franklin Holdings, LLC is the Fund's Sponsor (the "Sponsor"). The Fund is a series of Franklin Templeton Digital Holdings Trust (the "Trust"). The Trust is a Delaware statutory trust that was formed on September 06, 2023. Shares of the Fund are not obligations of, and are not guaranteed by, the Sponsor or any of its subsidiaries or affiliates. The Bank of New York Mellon, or "BNYM," is the Administrator (the "Administrator") and Transfer Agent (the "Transfer Agent") of the Fund. BNYM also serves as the custodian of the Fund's cash, if any. Coinbase Custody Trust Company, LLC serves as the Custodian (the "Custodian") of the Fund's bitcoins. Delaware Trust Company, a subsidiary of the Corporation Services Company, is the sole trustee of the Trust (the "Trustee"). Franklin Distributors, LLC, an affiliate of the Sponsor, is the Fund's marketing agent (the "Marketing Agent").

Fund Overview

Fund Inception Date	01/11/2024
Sponsor Fee	0.39%
ETF Category	Passive
Asset Class	Alternatives
Listed Exchange	Cboe
Cboe Ticker	EZBC
CUSIP	354 921 108
ISIN	US3549211080
Administrator	Bank of New York Mellon
Trustee	Delaware Trust Company
Auditor	PricewaterhouseCoopers
Bitcoin Custodian	Coinbase Custody Trust Company, LLC
Marketing Agent	Franklin Distributors, LLC

Benchmark(s)

CME CF Bitcoin Reference Rate

Fund Characteristics

	Fund
Total Net Assets	$TBD Million

tel: (800) DIAL BEN/342-5236 | franklintempleton.com

Not FDIC Insured | May Lose Value | No Bank Guarantee

Franklin Bitcoin ETF (EZBC) as of March 31, 2024

What should I know before investing?

All investments involve risks, including possible loss of principal. Before you invest, for more complete information about the Fund and this offering, you should carefully read the Fund's prospectus.

The Fund is not an investment company registered under the Investment Company Act of 1940 (1940 Act), and therefore is not subject to the same regulatory requirements as mutual funds or ETFs registered under the 1940 Act. The Fund is not a commodity pool for purposes of the Commodity Exchange Act (CEA) and accordingly is not subject to the regulatory protections afforded by the CEA. **The Fund holds only bitcoin and cash and is not suitable for all investors.** The Fund is not a diversified investment and, therefore, is expected to be more volatile than other investments, such as an investment in a more broadly diversified portfolio. **An investment in the Fund is not intended as a complete investment plan.** An investment in the Fund is subject to market risk with respect to the digital asset markets. The trading price of the bitcoin held by the Fund may go up and down, sometimes rapidly or unpredictably. The value of the Fund's Shares relates directly to the value of bitcoins, which has been in the past, and may continue to be, highly volatile and subject to fluctuations due to a number of factors. Extreme volatility in the future, including substantial, sustained or rapid declines in the trading prices of bitcoin, could have a material adverse effect on the value of the Shares and the Shares could lose all or substantially all of their value. **Competitive pressures** may negatively affect the ability of the Fund to garner substantial assets and achieve commercial success. **Digital assets represent a new and rapidly evolving industry**, and the value of the Fund's Shares depends on the acceptance of bitcoin. Due to the unregulated nature and lack of transparency surrounding the operations of digital asset exchanges, which may experience fraud, manipulation, security failures or operational problems, as well as the wider bitcoin market, the value of bitcoin and, consequently, the value of the Shares may be adversely affected, causing losses to Shareholders. **Digital asset markets in the U.S. exist in a state of regulatory uncertainty**, and adverse legislative or regulatory developments could significantly harm the value of bitcoin or the Shares, such as by banning, restricting or imposing onerous conditions or prohibitions on the use of bitcoins, mining activity, digital wallets, the provision of services related to trading and custodying bitcoin, the operation of the Bitcoin network, or the digital asset markets generally. **The Index price used to calculate the value of the Fund's bitcoin has a limited performance history and may be volatile**, adversely affecting the value of the Shares. Moreover, the Index Administrator could experience system failures or errors. Errors in the Index data, computations and/or construction may occur from time to time and may not be identified and/or corrected for a period of time or at all, which may have an adverse impact on the Fund and the Shareholders. A temporary or permanent "fork" could adversely affect the value of the Shares. Shareholders should not expect to receive the benefits of any forks or "airdrops." **The Fund is a passive investment vehicle and is not actively managed**, meaning it does not manage its portfolio to sell bitcoin at times when its price is high, or acquire bitcoin at low prices in the expectation of future price increases. Also, the Fund does not use any hedging techniques to attempt to reduce the risks of losses resulting from bitcoin price decreases. The Fund is not a leveraged product and does not utilize leverage, derivatives or similar instruments or transactions. The Fund's Shares are not interests or obligations of the Fund's Sponsor or its affiliates, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency. **The amount of bitcoin represented by each Share will decrease over the life of the Fund** due to the sales of bitcoin necessary to pay the Sponsor's Fee and other Fund expenses. Without increases in the price of bitcoin sufficient to compensate for that decrease, the price of the Shares will also decline and you will lose money on your investment in Shares. **Security threats** to the Fund's account at the Bitcoin Custodian or Prime Broker could result in the halting of Fund operations and a loss of Fund assets or damage to the reputation of the Fund, each of which could result in a reduction in the value of the Shares.

If the process of creation and redemption of Creation Units encounters any unanticipated difficulties, the possibility for arbitrage transactions by Authorized Participants intended to keep the price of the Shares closely linked to the price of bitcoin may not exist and, as a result, the price of the Shares may fall or otherwise diverge from NAV.

Important Information

The Fund has filed a registration statement (including a prospectus) with the Securities and Exchange Commission ("SEC") for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Fund has filed with the SEC, when available, for more complete information about the Fund and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting franklintempleton.com.

ETFs trade like stocks, fluctuate in market value and may trade at prices above or below their net asset value. Brokerage commissions and ETF expenses will reduce returns. ETF shares may be bought or sold throughout the day at their market price (MP), not their Net Asset Value (NAV), on a recognized national securities exchange. Shares of ETFs are tradable on secondary markets and may trade either at a premium or a discount to their NAV. The Fund issues and redeems Creation Units on a continuous basis. Creation Units are only issued or redeemed in exchange for an amount of cash determined based on the price of buying/selling the number of bitcoins published in the daily basket. No Shares are issued unless the Fund's prime broker has allocated to the Fund's account the corresponding amount of bitcoin. Creation Units may be created or redeemed only by Authorized Participants, who pay a transaction fee for each order to create or redeem Creation Units. The Shares will be sold to the public at prices that will reflect the price of bitcoin and the trading price of the Shares on the Cboe BZX exchange at the time of the offer.

Canada: This content is intended only for Canadian institutional investors that qualify as "permitted clients" as defined in National Instrument 31-103 - Registration Requirements, Exemptions and Ongoing Registrant Obligations. You should consult your legal counsel prior to investing in a U.S. fund.

The **CME CF Bitcoin Reference Rate** is a once-a-day benchmark index price that aggregates Bitcoin trade data from multiple USD markets operated by major cryptocurrency exchanges. The domicile, regulation and legal compliance of the bitcoin trading platforms included in the CF Benchmarks Index varies. Further information regarding each bitcoin exchange may be found, where available, on the websites for such bitcoin exchanges and public registers for compliance with local regulations, among other places. Source: CF Benchmarks Ltd. Important data provider notices and terms available at www.franklintempletondatasources.com. Indexes are unmanaged, and one cannot invest directly in an index. They do not reflect any fees, expenses or sales charges. Information is historical and may not reflect current or future portfolio characteristics. All portfolio holdings are subject to change. Important data provider notices and terms available at www.franklintempletondatasources.com.

© 2024 Franklin Templeton. Franklin Distributors, LLC. Member FINRA/SIPC.
© 2024 Franklin Templeton. All rights reserved.

Before investing, carefully consider a Fund's investment objectives, risks, charges and expenses. You can find this and other information in the prospectus, which is available for free, at www.franklintempleton.com. Please read it carefully.

EZBC-FF 0324